PowerRaise, Inc.
                               1687 West Broadway
                                    Suite 303
                          Vancouver, BC, Canada V6J 1X2
                              Phone: (604) 736-6767

                                January 29, 2007

BY EDGAR AND
FACSIMILE (202) 772-9205

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: Ms. Sonia Barros

Re: PowerRaise, Inc.
    Registration Statement on Form SB-2 Filed on December 21, 2006, and amended on December 18, 2006, January 8, 2007, January 12, 2007, and January 25, 2007
    File Number 333-137251

Ladies and Gentlemen:

     In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), PowerRaise, Inc. (the "Company") hereby requests that the Registration Statement described above (the "Registration Statement") be accelerated so that it will become effective at 5:00 p.m. on January 31, 2007, or as soon as practicable thereafter. In connection with such request, the undersigned, being the sole officers and directors of the Company, hereby acknowledge the following:

     1. Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

     3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Should you have any questions regarding this matter, please do not hesitate to call David Lubin,  Esq.,  counsel for the Company,  tel. (516) 887-8200,  fax
(516) 887-8250. Thank you for your attention to this matter.

                                  Very truly yours,

                                  POWERRAISE, INC.


                                         /s/ Ruth Navon
                                         -----------------------------------
                                  Name:  Ruth Navon
                                  Title: President, Chief Executive Officer,
                                         Treasurer, Secretary and Director



                                         /s/ Shlomo Friedman
                                         -----------------------------------
                                  Name:  Shlomo Friedman
                                  Title: Director